Form 3

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF
SECURITIES
Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(h) of the
Investment Company Act of 1940
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(Print or Type Responses)


1.
Name and Address of Reporting
Person*

Charlier, Gerard


2.
Date of Event
Requiring
Statement
(Month/Day/Year)
9/12/02

4.
Issuer Name and Ticker or Trading Symbol

Paul-Son Gaming Corporation

PSON
(Last)         (First)
(Middle)

c/o Etablissements Bourgogne et
Grasset
ZI Beaune Savigny


(Street)

21200 Beaune, France
3.
I.R.S.
Identification
Number of
Reporting
Person, if an
entity
(voluntary)

5.
Relationship of Reporting
Person(s) to Issuer
(Check all applicable)

_x_
Director
__
10% Owner

_x_
Officer (give
title below)
__
Other
(specify
below)
_President and Chief Executive
Officer _

6.
If Amendment,
Date of
Original
(Month/Day/Year)

(City)       (State)         (Zip)


7.
Individual or
Joint/Group
Filing (Check
Applicable Line)

_x_
Form filed
by One
Reporting
Person


__
Form filed
by More
than One
Reporting
Person


Table I - Non-Derivative Securities Beneficially
Owned

1.
Title of Security
(Instr. 4)

2.
Amount of Securities
Beneficially Owned
(Instr. 4)

3.
Ownership Form: Direct
(D) or Indirect (I)
(Instr. 5)

4.
Nature of
Indirect
Beneficial
Ownership
(Instr. 5)

Common Stock
543,844
Direct

Common Stock
672
Indirect
By Spouse































Table II - Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.
Title of
Derivative
Security
(Instr. 4)

2.
Date Exer-
cisable and
Expiration
Date
(Month/Day/Year)

3.
Title and Amount of
Securities Underlying
Derivative Security
(Instr. 4)

4.
Conver-
sion or
Exercise
Price of
Deri-
vative
Security

5.
Owner-
ship
Form of
Deriv-
ative
Securities:
Direct
(D) or
Indirect
(I)
(Instr. 5)

6.
Nature of
Indirect
Beneficial
Ownership
(Instr. 5)



Date
Exer-
cisable
Expira-
tion
Date
  Title
Amount
or
Number
of
Shares




Warrants
(1)
(1)
Common Stock
42,870
$.01
Direct


Warrants
(1)
(1)
Common Stock
52
$.01
Indirect
By Spouse

Options
9/12/03(2)
9/12/13(2)
Common Stock
300,000(2)
$3.40_____
Direct


(right to
buy)

















(1)	The Warrants were issued on September 12, 2002 pursuant
to the Agreement and Plan of Exchange dated April 11, 2002 between the Issuer and Etablissements Bourgogne et Grasset SA ("B&G") as part of the consideration for the exchange of shares in B&G. The Warrants were intended to provide "antidilution" protection against options and similar rights granted by the Issuer prior to the closing of the exchange which are exercised after the closing and against securities issued to the Issuer's investment banker as a result of the closing. Thus, the Warrants are only exercisable if, as and when these options or rights are exercised or such securities issued. The Warrants will expire 30 days after the Issuer notifies the Warrant holder that the last of those options or rights have expired.

(2)	The Issuer has granted stock options to Mr. Charlier, subject to the terms and conditions of the Issuer's 1994 Long-Term Incentive Plan. One option permits Mr. Charlier to purchase 200,000 shares of the Issuer's common stock at $3.40 per share. The option vests on the fifth anniversary of the date of grant and is exercisable for five years following the date of vesting. The other option permits Mr. Charlier to purchase 100,000 shares at $3.40 per share, but it will vest only if the Issuer's annual profit reaches $2,000,000 before the fifth anniversary of the grant of the option. If the option vests, it will remain exercisable for five years.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:



Gerard Charlier
**Signature of Reporting Person
September 17, 2002
Date
*
If the form is filed by more than one reporting person,
see Instruction 5(b)(v).
**
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:
File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.